EMAIL: KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL: 212.451.2252

March 25, 2020
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CBA Florida, Inc.
Preliminary Proxy Statement on Schedule 14A
(the “Proxy”)

Ladies and Gentlemen:

CBA Florida, Inc., a Florida corporation (the “Company”), has submitted in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to Section 14A of the Securities and Exchange Act of 1934, as amended, one complete copy of the Company’s Proxy with respect to its 2020 annual meeting and matters to be voted on by the Company’s stockholders at such meeting, including the approval of a plan of dissolution for the dissolution and winding-up of the Company.

Should any member of the Commission’s staff have any questions concerning the Proxy or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2252) or my colleague Jason Cabico (tel. (212) 451-2395).

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger
Enclosures

cc:	Mr. Anthony Snow
Mr. Jason D. Cabico, Esq.